

Mail Stop 4561

November 30, 2016

Michael D. Prinn
Chief Financial Officer
Bridgeline Digital, Inc.
80 Blanchard Road
Burlington, MA 01803

> **Re: Bridgeline Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2016**
> **File No. 333-214602**

Dear Mr. Prinn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 7

1.   Please advise whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Note that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Incorporation of Certain Information by Reference, page 9

2.	Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended September 30, 2015, filed on January 28, 2016. Refer to Item 12(a) of Form S-3.

Part II Information Not Required in Prospectus

Item 16. Exhibits, page 12

3.	Please file or incorporate by reference the securities purchase agreement and common stock purchase warrants entered into in connection with the June 2013 Piggyback Warrant Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc:	Daniel W. Rumsey, Esq.
	Disclosure Law Group, a Professional Corporation